E: Kevin@bevilacquapllc.com

T: 202.869.0888

W: bevilacquapllc.com

May 14, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Nasreen Mohammed, Suying Li, Rucha Pandit, Mara Ransom

Re:	Hong Kong Pharma Digital Technology Holdings Ltd Draft Registration Statement on Form F-1 DRS submitted on March 29, 2024 CIK No. 0002007702

Ladies and Gentlemen:

We hereby submit the responses of Hong Kong Pharma Digital Technology Holdings Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated April 26, 2024, providing the Staff’s comments with respect to the Company’s Draft Registration Statement on Form F-1. Concurrently with the submission of this letter, the Company is submitting Amendment No. 1 to the Draft Registration Statement on Form F-1 (the “Amendment No. 1”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Draft Registration Statement on Form F-1

Cover Page

1.	We note your disclosure that “Hong Kong Pharma is not an operating company, but a Cayman Islands holding company with operations solely conducted by its subsidiaries.” Please revise this statement here and elsewhere as appropriate to clarify that Hong Kong Pharma is not a Chinese operating company. Additionally, please explain whether the holding company structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Lastly, please clearly acknowledge here, as you do in the Prospectus Summary, that Chinese regulatory authorities could disallow this holding company structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised the disclosure to clarify that Hong Kong Pharma is not a Chinese operating company. Additionally, we revised to explain that “The holding company structure is not used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in such operating companies. Neither of our HK Subsidiaries is subject to any prohibitions or restrictions on direct foreign investment under Chinese laws.” Lastly, we revised to clearly acknowledge that “Chinese regulatory authorities could disallow this holding company structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering, including that it could cause the value of such securities to significantly decline or become worthless.”

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG. 2	May 14, 2024

2.	We note your disclosure that “to the extent [y]our cash or assets are in Hong Kong or with a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on HK Subsidiaries’ ability to transfer funds or assets by the PRC government.” Please amend your prospectus summary and risk factors sections to also include this disclosure, and revise here to provide cross-references to these other discussions.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised the “Prospectus Summary — Transfer of Cash Through Our Organization” and “Risk Factors — Risks Related to Our Business and Industry — Hong Kong Pharma relies on dividends and other distributions on equity paid by its HK Subsidiaries to fund any cash and financing requirements Hong Kong Pharma may have, and any limitation on the ability of its HK Subsidiaries to make payments to Hong Kong Pharma could have a material adverse effect on our ability to conduct our business. Additionally, while currently there are no restrictions on foreign exchange, nor limitations on the ability of Hong Kong Pharma to transfer cash to or from HK Subsidiaries or to investors under Hong Kong laws, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our HK Subsidiaries, to the extent our cash or assets are in Hong Kong or with a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on HK Subsidiaries’ ability to transfer funds or assets by the PRC government,” to include the disclosure that “if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our HK Subsidiaries, to the extent our cash or assets are in Hong Kong or with a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on HK Subsidiaries’ ability to transfer funds or assets by the PRC government.” We have also revised Amendment No.1 to ensure there are cross-references to these other discussions relating to transfer of cash through our organization wherever related disclosures appear.

3.	We note your disclosure that “there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between Hong Kong Pharma and any of our HK Subsidiaries.” Please revise to further discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries or investors. Additionally, please revise your prospectus summary, summary risk factors and risk factors sections to include a discussion of this issue and provide a cross-reference here to such discussions.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised the cover page, prospectus summary, summary risk factors and risk factors sections to include a discussion that “currently there are no restrictions on foreign exchange, nor limitations on the ability of Hong Kong Pharma to transfer cash to or from HK Subsidiaries or to investors under Hong Kong laws” and added a cross-reference to such discussions.

Our Risks and Challenges, page 3

4.	Please revise the cross-reference accompanying each summary risk factor related to your operations in Hong Kong and China to include the title of the individual detailed risk factor.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised the cross-reference accompanying each summary risk factor related to “Doing Business in Hong Kong” to include the title of the individual detailed risk factor.

PG. 3	May 14, 2024

Risks Related to Doing Business in Hong Kong, page 5

5.	We note your statement here and on pages 9-10 and 32 that “the legal and operational risks associated with operations in China may also apply to our operations in Hong Kong.” Please revise your disclosure here and elsewhere as appropriate to affirmatively clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised to affirmatively clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong here and elsewhere as appropriate.

Corporate Structure, page 8

6.	Please revise the diagram to (i) clearly identify the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted and (ii) identify the “Existing Shareholders” who own Hong Kong Pharma Digital Technology Holdings Limited.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised the diagram to (i) clearly identify the entity in which investors are purchasing their interest and the entity(ies) in which the Company’s operations are conducted and (ii) identify the existing shareholders who own Hong Kong Pharma Digital Technology Holdings Limited.

Transfer of Cash Through Our Organization, page 8

7.	Please quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries. In this regard, we note your disclosure that “there were no transfers of funds between Hong Kong Pharma and any of the HK Subsidiaries except that the portion of the subscription price for the Class B Redeemable Ordinary Shares that had been paid by the holder of such shares was remitted to Joint Cross Border directly as an interest-free, payable on demand loan from Hong Kong Pharma.” Additionally, please provide cross-references to the consolidated financial statements. Lastly, to the extent true, please revise your disclosure to make clear if no dividends, or distributions have been made to date. Alternatively, quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised to quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries. Additionally, we provided a cross-reference to the consolidated financial statements. Lastly, we revised to clarify that no dividends or distributions have been made by any of our HK Subsidiaries or Hong Kong Pharma to date, including to any U.S. investors.

Recent Regulatory Developments in China, page 10

8.	We note your disclosure that “as of the date of this prospectus, in respect of the New Overseas Listing Rules, in the opinion of our directors and officers, we are not required to obtain permission from any PRC authorities (including those in Hong Kong) to issue our Ordinary Shares to investors, including the CSRC or any other PRC governmental authority.” However, your disclosure under the section captioned “Permission Required from Hong Kong and Chinese Authorities” indicates that you have relied on the opinions of counsel in concluding that you are not required to obtain permissions from any PRC authorities. Please advise or reconcile this discrepancy here and elsewhere as appropriate.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised to consistently disclose that we have relied on the opinion of our PRC counsel in concluding that we are not required to obtain permissions from any PRC authorities to issue our Ordinary Shares to investors.

PG. 4	May 14, 2024

9.	Where you discuss the inapplicability to you of a cybersecurity review or approval by the CAC or pursuant to the CRM on page 11, please revise to acknowledge that you have relied upon your PRC legal counsel to make such conclusion, if true, as you state on your prospectus cover page.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised to disclose that we have relied upon our PRC counsel to conclude we are not subject to review or approval by the CAC or pursuant to the CRM.

Permission Required from Hong Kong and Chinese Authorities, page 11

10.	We note your disclosure that according to your Hong Kong counsel, “none of Hong Kong Pharma or its HK Subsidiaries is required to obtain permissions or approvals from Hong Kong authorities for the proposed listing in the U.S. or to issue its Ordinary Shares to foreign investors.” Please revise to additionally address each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised to clarify that “neither Hong Kong Pharma, nor any of our HK Subsidiaries, is required to obtain any license, permission or approval from authorities of Mainland China to operate our business.”

Implications of Being a Foreign Private Issuer, page 14

11.	Revise your disclosure to advise investors definitively as to your plans to take advantage of the exemptions available to you as a foreign private issuer. Provide consistent disclosure on page 6.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised to disclose to investors definitively as to our plans to take advantage of the exemptions available to us as a foreign private issuer. We also updated the corresponding disclosure on page 7.

Implications of Being a Controlled Company, page 15

12.	Please revise your disclosure here and elsewhere as appropriate to 1) state if true, that the controlling shareholder will have the ability to determine all matters requiring approval by stockholders and 2) clarify, if true, that in the event that you were to lose your “controlled company” status, you could still rely on the relevant listing exchange’s rules that permit a foreign private issuer to follow its home country requirements to some extent concerning corporate governance issues, including whether a majority of its board of directors must be independent. Provide consistent disclosure about your intention to not rely upon this exemption on page 6, if true.

Response: In response to the Staff’s comment, we respectfully advise the Staff that under our post-offering memorandum and articles of association and the Companies Act of the Cayman Islands, our controlling shareholder will not have the ability to determine all matters requiring approval by shareholders. For example, as disclosed on page 105, important matters such as a change of name, making changes to the post-offering memorandum and articles of association, a reduction of the Company’s share capital, or the winding up of the Company will require a special resolution of the shareholders. A special resolution to be passed at a meeting by the shareholders requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding Ordinary Shares at a meeting. As Mr. Lap Sun Wong only holds 63.49% of the Company’s issued and outstanding ordinary shares on an as-converted basis as of the date of this prospectus and will hold even less immediately following this offering, Mr. Lap Sun Wong will not have sufficient votes to pass matters requiring a special resolution if all of the Company’s issued and outstanding shares are present at such a meeting by the shareholders.

PG. 5	May 14, 2024

We revised to disclose that “[f]urther, in the event that we were to lose our “controlled company” status, we could still rely on Nasdaq Rules that permit a foreign private issuer to follow its home country practice to be exempt from certain corporate governance requirements, including the requirement that a majority of its board of directors must be independent.” We updated our disclosure on page 7 to provide consistent disclosure about our intention to not rely upon the foregoing exemption.

Risk Factors

Certain customers contributed to a significant percentage of our total revenue . . ., page 21

13.	Expand your disclosure here to disclose the material terms of your agreement with CaiNiao, including material obligations of either party, termination provisions and fee structure. Additionally, please file such agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised to disclose the material terms of our agreements with CaiNiao, including material obligations of either party, termination provisions and fee structure. We have filed summaries of the material terms of the agreements currently in effect entered into between us and CaiNiao as exhibits to the registration statement.

Our major suppliers include OTC pharmaceutical producers and distributors . . ., page 24

14.	We note your disclosure that you “generally enter into supply contracts with our major suppliers.” To the extent your business is substantially dependent on such supply contracts, please file any such agreements as exhibits to the registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the Company has determined that it is not required to file such supply contracts for the reasons set forth below.

Item 601(b)(10)(ii)(B) provides that “If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance:…Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

We respectfully advise the Staff that we believe the Company’s business is not substantially dependent on any of the supply contracts to purchase the major part of the Company’s requirements of goods or services. Instead, the Company purchases goods and services from various suppliers, including OTC pharmaceutical producers and distributors, logistics subcontractors, labor service providers and packaging suppliers. For example, during the year ended March 31, 2023, only one supplier (an OTC pharmaceutical distributor) made up more than 10% of the Company’s total purchases, accounting for 14.26%. The Company does not believe it is substantially dependent on this supplier, and believes that the Company is able to engage a number of alternative suppliers in the market and should the need arise, it will be able to find alternative suppliers on acceptable terms.

We may become subject to a variety of PRC laws and other obligations . . ., page 38

15.	We note your disclosure discussing the CAC and suggesting that “[you] do not believe [you] are obligated to apply for a cybersecurity review pursuant to the CRM.” Please disclose here, the basis on which you made this determination. In this regard, we note your disclosure on page 11 that “ [you] have also been advised by Beijing Deheng Law Offices, [y]our PRC counsel, that . . . as of the date of this prospectus, none of Hong Kong Pharma or its HK Subsidiaries is required to obtain permissions or approvals from any PRC authorities for the proposed listing in the U.S. and to issue its Ordinary Shares to foreign investors, including the CSRC or the CAC.”

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised to disclose that “As advised by Beijing Deheng Law Offices, our PRC counsel, we do not believe we are obligated to apply for a cybersecurity review pursuant to the CRM, considering that (i) we did not possess personal information of more than 1 million individuals of Mainland China, and we do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC; (ii) the CRM provides no further explanation or interpretation for “online platform operator” or “affect or may affect national security”; (iii) as of the date of this prospectus, we have not received any notice or determination from applicable PRC governmental authorities identifying any of our subsidiaries as a CIIO or any of our systems as critical information infrastructure; and (iv) we have not received any notification of cybersecurity review from relevant Chinese governmental authorities due to the impact or potential impact on national security” on page 41.

PG. 6	May 14, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 55

16.	You disclose inventories increased $191,155 in fiscal year 2023 and were $190,887 on March 31, 2023. Please reconcile the increase in inventories to their balances as of March 31, 2023 and 2022. We also note the cost of inventories in your cost of sales was $4,184,709 for the year ended March 31, 2023. Please explain to us, and disclose in an appropriate section of your registration statement, the inventory turnover ratio or other measure used by management to monitor inventories along with an analysis of material changes in trends. Refer to Item 5 of Form 20-F and Item 4(a) of Form F-1.

Response: As the inventory balance was zero as of March 31, 2022, the increase of inventory during fiscal 2023 was equal to the inventory balance as of March 31, 2023. However, because the change of inventory was tied to cashflow which was translated to US dollar amount at average foreign exchange rate, it was different from the inventory balance as of March 31, 2023, which was translated into US dollar amount at the foreign exchange rate as of the balance sheet date. We added a paragraph to analyze our inventory turnover days under the heading “Liquidity and Capital Resources—Operating Activities.”

Quantitative and Qualitative Disclosures about Market Risk Foreign Currency Exchange Risk, page 59

17.	We note your disclosure that the “company is exposed to foreign currency risk.” To the extent material, please revise your summary risk factors and risk factors sections to specifically identify this risk.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised our summary risk factors and risk factors sections to specifically identify this foreign currency risk.

Enforceability of Civil Liabilities, page 115

18.	We note your disclosure that “most of the directors and executive officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States.” We also note your disclosure on page 45 that “most of [y]our directors and officers are nationals or residents of Hong Kong” and page 38 where you state that “most of the senior management in charge of [y]our business operations are not Chinese citizens or domiciled in the PRC.” As it appears that you have one or more directors, officers or members of senior management located in Hong Kong or China, please revise here to clearly state that is the case and identify the relevant individuals.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised to clearly state that all of our incumbent directors and executive officers, including Lap Sun Wong, our Chief Executive Officer and Chairman of the Board, Zhifang Zhang, a director, Man Bun Kwok, our Chief Financial Officer, and Yingying Li, our Chief Operating Officer, as well as our independent director nominees Dr. King Yin Lai and Dr. Kam Leung Chan, are nationals or residents of Hong Kong..

Consolidated Balance Sheet, page F-4

19.	It appears that you present Class B Redeemable ordinary share as equity. Please expand your disclosure to describe the redemption feature of your Class B Redeemable ordinary shares and tell us how you determined that these redeemable shares meet the conditions in IAS 32 to be classified as equity.

Response: We added analysis under Note 26 to the consolidated financial statements regarding the classification of the Class B Redeemable Ordinary Shares.

PG. 7	May 14, 2024

Consolidated Statement of Changes in Equity, page F-5

20.	You state in the registration statement that 950,100 Class A ordinary shares were issued and outstanding as of the date of this prospectus and 950,099 Class A ordinary shares were issued to Lap Sun Wong and new shareholders on December 1, 2023. Please tell us how you determined that 684,300 Class A ordinary shares were issued and outstanding as of March 31, 2022 and 2023.

Response: Among the 950,100 shares, 684,300 shares were issued to former shareholders of JCB and VA or entities owned by former shareholders of JCB and VA. The remaining 265,800 shares were issued to new shareholders for subscription or services. As such, the 684,300 shares were considered a share swap for JCB and VA shares, as a reorganization step to be retrospectively presented as shares outstanding as of April 1, 2022. On the other hand, the 265,800 shares were considered new shares issued during the year ended March 31, 2024.

Notes to Consolidated Financial Statements Note 1 - Organization and Business Description Reorganization, page F-7

21.	You considered the reorganization completed on December 7, 2023 as a recapitalization of entities under common control in accordance with ASC 805-50-25. Please describe the ownership structure of each entity and the common controlling interest among all entities.

Response: Before the reorganization, Mr. Wong was the 100% equity shareholder of VA. LS International Holdings Limited was the 100% equity shareholder of JCB. Mr. Wong held 75% equity interest of My Brand Management Limited, which was a 72% equity shareholder of LS International Holdings Limited then. Thus, Mr. Wong controlled JCB through My Brand Management Limited and LS International Holdings Limited before reorganization. The reorganization included issuing shares to Mr. Wong and other indirect shareholders of JCB in exchange for the 100% equity interests of JCB and VA. After the reorganization, Mr. Wong holds 77.5% equity interest of Fame Overseas Supply Chain Limited, which holds 444,852 Class A shares of the Company. In addition, Mr. Wong directly holds 171,018 Class A shares and, through Profit Seeker Limited, indirectly holds 19,002 Class A shares. As a result, Mr. Wong collectively controls the voting rights of 634,872 shares of the Company which represent more than 50% of the Company’s voting rights. Thus, Mr. Wong was the controlling person before and after the reorganization. As such, such reorganization is under common control and needs to be presented as a recapitalization of controlling entities under common control.

Note 3 - Significant Accounting Policies Revenue recognition, page F-10

22.	Please revise your disclosure for revenues from resale of pharmacies (procurement and distribution) to describe in greater detail the nature, significant terms, and performance obligations. Please clarify whether the term pharmacies refers to OTC pharmaceutical products. Please ensure that your revised disclosure is specific as to the nature of your performance obligation(s) and explain how you are compensated in these arrangements. Refer to paragraph 119 of IFRS 15.

Response: Yes, the term pharmacies refers to OTC pharmaceutical products. We revised the disclosure to specify the performance obligations and our consideration in revenue recognition.

PG. 8	May 14, 2024

Note 4 - Significant Management Judgement in Applying Accounting Policies Allowance for Bad and Doubtful Debts, page F-18

23.	We note your trade receivables were $1,646,491, or 48% of total assets and there was no bad debt provision or write- offs during the year ended March 31, 2023. Please revise your disclosure to include both the contractual and customary payment terms of your trade receivable as well as your accounting policy for writing-off trade receivables deemed to be uncollectible.

Response: We added a significant accounting policy tilted “trade receivables” and deleted the policy titled “allowance for bad and doubtful debts” under Note 3. We also added a description of contractual and customary terms of trade receivables as well as the accounting policy for bad debt write-off under the subheading “Allowance for Expected Credit Loss” in Note 5.

Note 30 - Events After the Balance Sheet, page F-33

24.	You disclose that you issued 265,800 Class A shares to different parties on December 1, 2023. It appears to be inconsistent with your disclosure elsewhere in the registration statement that an additional 950,099 Class A ordinary shares were allotted and issued to Lap Sun Wong and new shareholders on December 1, 2023. Please revise to reconcile the difference.

Response: The total Class A shares issued after the balance sheet date was 950,100 shares, of which, 684,300 shares were issued to former shareholders as recapitalization of JCB and VA. And the remaining 265,800 Class A shares were issued to new shareholders. We revised the wording to reconcile the numbers in Note 30 with disclosure elsewhere.

General

25.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: In response to the Staff’s comment, we respectfully advise the Staff that neither we nor anyone on our behalf have presented any written communications to potential investors. The Company covenants that to the extent there are any such written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, it will supplementally provide them to the Staff.

26.	Please revise the resale prospectus cover page to include the information from the public offering prospectus cover pages related to your operations in China or Hong Kong, including the disclosure related to your organizational structure, how you will refer to the holding company and subsidiaries and how cash is transferred in your organization.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised the resale prospectus cover page to include the information from the public offering prospectus cover pages related to our operations in Hong Kong including the disclosure related to our organizational structure, how we refer to the holding company and subsidiaries, and how cash is transferred in our organization.

27.	We note your placeholder for the initial public offering price range on the Public Offering Prospectus cover page, indicating that the initial public offering price will not be fixed at the time of effectiveness. However, the Resale Prospectus cover page appears to refer to an assumed, fixed public offering price. Please tell us whether the Resale Shareholders plan to sell their shares at a fixed price until your ordinary shares are listed or quoted on an established public trading market, and if so, please confirm that you will specify prior to effectiveness the fixed price at which or price range within which Resale Shareholders will sell their shares and revise the Resale Prospectus cover page as applicable. Refer to Item 501(b)(3) of Regulation S-K. In the alternative, please confirm that the Resale Shareholders will not make any sales until the shares are listed on Nasdaq, and revise your Resale Prospectus cover page to clarify as much, remove the reference to a fixed price and state that such Resale Shareholders will sell their shares at market prices once listing and trading of your shares begins.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we confirm the Resale Shareholders will not make any sales until the shares are listed on Nasdaq. We have removed the reference from the Resale Prospectus cover page to a fixed price and stated that such Resale Shareholders will sell their shares at market prices once listing and trading of our shares begins.

PG. 9	May 14, 2024

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101) or Lap Sun Wong, Chief Executive Officer of Hong Kong Pharma Digital Technology Holdings Limited at +852 2618-9289.

Sincerely,

/s/ Kevin Sun, Esq.
Kevin Sun, Esq.
Bevilacqua PLLC

cc:	Lap Sun Wong, Hong Kong Pharma Digital Technology Holdings Limited